Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: November 18, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE ON NOVEMBER 18, 2003.

Information

Results

Roissy, 18 november 2003

FISCAL YEAR 2003-04

• 2nd QUARTER RESULTS

•	Turnover: €3.18 billion (down 1.6%)
•	Operating profit before aircraft disposals: €100 million (down 28.1%)
•	Net pre-tax profit: €84 million (down 24.3%)

• HALF-YEAR RESULTS

•	Turnover: €6.19 billion (down 5.5%)
•	Net pre-tax profit: €85 million (down 66.4%)

• FISCAL YEAR 2003-04

•	No change in target for a slightly positive operating income before aircraft disposals

The Air France Board of Directors met on 18 November 2003 under the chairmanship of Jean-Cyril Spinetta, to finalize the accounts of the half-year ending 30 September 2003.

During the meeting, the Chairman made the following comments: «This half-year was hit by the consequences of the Iraq war and the SARS epidemic in Asia. In spite of the significant signs of recovery since mid-August, our traffic to Asian destinations only returned to pre-crisis levels in October. Furthermore, even though there are now tangible signs of recovery, the sluggish economies in France and elsewhere in Europe continued to weigh on our activity in the second quarter. Under these circumstances, we have decided to step up our cost-containment programme by implementing a new series of contingency measures aimed at saving about €60 million, so as to meet our target for a slightly positive operating income before aircraft disposals.

Even if there are signs of recovery on most markets, both in business volume and revenue quality, it would not be reasonable, in this still very uncertain economic context, to count on the improving economic situation alone to boost our profitability. It is by permanently adapting our product to our customers’ needs and by continuing to contain our costs, that we can guarantee the quality and sustainability of our results. This is why we decided to redesign our European offering, as from 1st April 2004, by harmonizing our product and proposing new fares, after totally revamping our recently announced long-haul product. In this way, we will be meeting customer expectations more closely, while at the same time improving flight profitability.

Furthermore, the Company is working on a new three-year cost-savings plan which will take over from the current “Performance 2003” cost-cutting programme at the end of the fiscal year. The new plan will include the initial effects of the synergy between Air France and KLM, and aims at improving the Company’s economic performance through a 6% reduction in unit costs.

The main component of our future strategy is, of course, our forthcoming merger operation with KLM. Last October we signed the definitive agreement. The preliminary work on obtaining approval for this agreement has already begun in Europe and the United States. As everything is going according to plan, we should be able to launch the exchange offer next Spring

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

Consolidated figures

Fiscal 2003-04	3 months to 30 September			6 months to 30 September
(in €m)	2003	2002 pro forma	2002 published	2003	2002 pro forma	2002 published
Turnover	3,184	3,236	3,236	6,193	6,551	6,551
EBITDAR	540	580	525	946	1,165	1,064
Operating income before aircraft disposals	100	139	141	87	271	293
Aircraft and financial disposals	(3)	5	5	1	22	22
Net pre-tax income	84	111	113	85	253	275
Group net income	48	56	57	52	202	216
Net earnings per share (in €)	—	—	—	0.24	0.93	0.99

2nd quarter to 30 September 2003: net pre-tax profit of €84 million (down 24.3%)

Air France posted a turnover of €3.18 billion (down 1.6%) compared with €3.24 billion at 30 September 2002, in a context impacted by the sluggish performance in Asia and the fall of the dollar. This resulted in a resilient yield both in passenger and cargo activities. Excluding currency, turnover would have gained 2.1%. It breaks down into €2.67 billion (down 1.5%) for passenger operations, €349 million (up 0.6%) for cargo, €129 million (down 6.5%) for maintenance and €34 million (down 8.1%) for other activities.

☐	Passenger operations

Compared with the first quarter, the second quarter featured an improvement in traffic even if, in the Asian sector, it had not returned to its former pre-SARS level. Overall traffic grew by 4.5%, in line with a 4.4% increase in capacity. The load factor remained stable at 78.1% (up 0.1point). The breakdown for individual network performance is as follows:

2nd quarter 2003-04	Capacity ASK)	Traffic (RPK)	Turnover Scheduled passenger
Long-haul	+4.1%	+4.1%	-3.6%
International medium-haul	+9.1%	+8.6%	0.0%
Domestic medium-haul	-0.8%	+1.5%	+5.2%
Total	+4.4%	+4.5%	-1.2%

Scheduled passenger turnover only dropped 1.2%, while the Asian market fell 17.1%. Excluding currency, turnover grew by 3.1%.

	2nd quarter to
	30/09/2003	30/09/2002	Change
Total consolidated passenger turnover (in €m)	2,672	2,714	-1.5%
Consolidated scheduled passenger turnover (in €m)	2,476	2,505	-1.2%
Revenue per ASK (euro cents)	7.03	7.41	-5.1%
Revenue per RPK (euro cents)	9.00	9.49	-5.2%

Revenue per available seat-km (RASK) was down by 5.1%, but improved by 0.3% after factoring out negative currency (4.3%) and network mix (1.1%) effects. Yield (RRPK) remained stable (up 0.2%) discounting the same effects.

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

☐        Cargo operations

	2nd quarter to
	30/09/2003	30/09/2002	Change
Total consolidated cargo turnover (in €m)	349	347	+0.6%
Consolidated scheduled cargo turnover (in €m)	309	310	-0.3%
Revenue per ATK (euro cents)	14.29	14.76	-3.1%
Revenue per RTK (euro cents)	23.44	23.31	+0.6%

Cargo activity suffered not just from the Asian crisis, but also from the sluggish European economy and the fall of the dollar. Traffic dropped 0.6% for a 2.9% increase in capacity. The load factor lost 2.2 points to 61%. However, a resilient unit revenue led to the stabilization of turnover at €309 million. Yield per revenue tonne-km rose 0.6% or 6.0% excluding currency.

☐        Results1

For a 1.6% decrease in turnover to €3.18 billion, operating costs fell 0.4% to €3.08 billion. EBITDAR stood at €540 million against €580 million at 30 September 2002 (down 6.9%). The EBITDAR margin lost one point, attaining 16.9%.

Operating income before aircraft disposals came to €100 million compared with €139 million in the previous year (down 28.1%) and €97 million after capital losses from aircraft sales of €3 million (€144 million at 30 September 2002 after capital gains on disposals of €5 million).

Group unit costs per EASK fell by 3.0%. They dropped 0.8% excluding currency (3.5%) and fuel price (1.3%) effects.

Net pre-tax income came to €84 million compared with €111 million on 30 September 2002 (down 24.3%). The tax charge for the quarter amounted to €36 million against a €56 million charge for the same year-earlier period. Group net income stood at €48 million compared with €56 million on 30 September 2002, representing a drop of 14.3%.

Net pre-tax profit of €85 million (down 66.4%) for the first half year ending 30 September 2003

Turnover for the first half-year dropped 5.5% to €6.19 billion (€6.55 billion on 30 September 2002) after a loss of earnings estimated at €167 million in the first quarter due to the SARS crisis and air traffic control strikes. Excluding currency, the drop would have been limited to 1.0%. It breaks down into €5.17 billion (down 5.6%) for passenger operations, €692 million (down 4.3%) for cargo, €263 million (down 8.4%) for maintenance and €72 million (up 1.4%) for other activities.

☐        Passenger operations

The signs of recovery in the second quarter offset the decline in traffic in the first quarter due to the consequences of the Iraq war and SARS epidemic in Asia. Over the first half, the Group recorded a slight drop in traffic of 0.5% for a 0.7% increase capacity. The load factor stood at 76.4% (down 0.9 points). The individual network performance was as follows:

[1]	All comparisons are on a pro forma basis: the second quarter and first half 2002-03 figures have been restated according to new accounting standards (IAS 16/SIC 23) for major overhauls.

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

1st half-year 2003-04	Capacity ASK)	Traffic RPK)	Turnover Scheduled passenger
Long-haul	+0.5%	-1.1%	-9.0%
International medium-haul	+4.8%	+1.7%	-5.5%
Domestic medium-haul	-3.3%	+0.8%	+4.5%
Total	+0.7%	-0.5%	-5.5%

The European market is not only flat, but is also suffering from fierce competition and a structural change in consumer demand. This has led Air France to rethink its European products in order to obtain a more streamlined and efficient ground service, while simplifying and harmonizing the inflight product through a simple, segmented fare policy. Its gradual implementation as from the next fiscal year, will save €40 million in the first year alone, and a further €60 million after the next two years.

Scheduled passenger turnover fell 5.5% and 1.0% after factoring in currency.

	6 months to
	30/09/2003	30/09/2002	Change
Total consolidated passenger turnover (in €m)	5,166	5,470	-5.6%
Consolidated scheduled passenger turnover (in €m)	4,779	5,099	-5.5%
Revenue per ASK (euro cents)	7.11	7.58	-6.2%
Group revenue per RPK (euro cents)	9.31	9.81	-5.0%

Group revenue per available seat-km (RASK) dropped 6.2% but remained virtually stable (down 0.5%) after adjusting for negative currency (4.6%) and network mix (1.2%) effects. After adjusting for the same effects, Group yield per revenue passenger-km (RRPK) rose by 0.7%.

☐    Cargo operations

	6 months to
	30/09/2003	30/09/2002	Change
Total cargo turnover (in €m)	692	723	-4.3%
Scheduled cargo turnover (in €m)	615	643	-4.4%
Revenue per ATK (euro cents)	14.75	15.14	-2.6%
Revenue per RTK (euro cents)	23.38	23.66	-1.2%

Cargo turnover during the first half-year registered a 3.2% drop in traffic for a 1.8% decrease in capacity. The load factor reached 63.1% (down 0.9 points). Scheduled cargo turnover grew 1.9% excluding currency.

Unit revenue per available tonne-km (RATK) dropped 2.6% but grew 3.8% excluding currency.

☐    Other activities

Maintenance activity featured an 8.4% drop in turnover to €263 million due to the combined effect of a negative exchange rate and a lower volume of business from customer airlines due to the current downturn in this sector. Other activities, primarily catering, rose by 1.4% to €72 million.

☐    Results1

For a 5.5% drop in the consolidated turnover to €6.19 billion, operating expenses, which stood at €6.11 billion, decreased by 2.8% over the half year to 30 September 2002.

External expenditure was reduced by 7.2% at 30 September 2003, from €3.63 billion to €3.37 billion. This drop is mainly due to the favourable currency effect, the reduction in maintenance costs (down 25.6%) (some of which results from the suspension of Concorde operations) and lower selling and distribution

[1]	All comparisons are on a pro forma basis : the second quarter and first half 2002-03 figures have been restated according to new accounting standards (IAS 16/SIC 23) for major overhauls.

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

costs (down 11.5%). The Performance 2003 cost-cutting programme was also instrumental in keeping costs under control, as were the contingency measures taken to cope with the sluggish traffic.

Labour costs amounted to €2.03 billion compared with €1.93 billion at 30 September 2002, i.e. a 5% rise due to an 0.8% increase in staff numbers, now at 71,855. The rise in labour costs is mainly due to the application of the pilots’ agreement signed in June 2003, a calendar effect in pay rises, and a reduction in social contribution aids for the application of the 35-hour working week.

Group unit costs measured per EASK fell by 2.1%. After factoring out currency (4.6%) and fuel expenses (1.7%), they increased slightly (up 0.8%).

EBITDAR fell 18.8% to €946 million. The EBITDAR margin/turnover stood at 15.3% (17.8% at 30 September 2002).

Operating income before aircraft disposals came to €87 million compared with €271 at 30 September 2002 (down 67.9%). After factoring in capital gains from aircraft sales of €1 million against €18 million on 30 September 2002, Air France posted an operating profit of €88 million compared with €289 million in the year-earlier period (down 69.6%).

Operating income per sector breaks down as follows:

•	Passenger activity: €68 million against €234 million at 30 September 2002
•	Cargo activity: down €8 million against a decrease of €3 million at 30 September 2002
•	Maintenance activity: €34 million against €42 million at 30 September 2002
•	Other activities: down €6 million against a profit of €16 million at 30 September 2002

The financial result improved, from a charge of €41 million at 30 September 2002 to a charge of €6 million at 30 September 2003. Net interest charges fell by € 51 million (€52 million in the first quarter 2002-03). Foreign exchange gains were lower than those of the first half-year as at 30 September 2002 (€25 million against €30 million). On the other hand, the increase in the Air France share price led to a writeback of €18.4 million from a provision set up for treasury shares, against a charge of €15.9 million last year.

There were no sales of subsidiaries or investments during the first half-year (€4 million at 30 September 2002). The share of equity affiliates remained stable at €22 million compared with €21 million the previous year.

After factoring in these various operations, Air France posted a net profit of €85 million (down 66.4%). After a tax charge of €32 million against €51 million at 30 September 2002, the net income after tax stood at € 52 million compared with €202 million at 30 September 2002. Net earnings per share dropped from €0.93 to €0.24.

Financial structure: gearing has remained stable over last year

Investments over the last half-year came to €484 million, including €92 million for the capitalization of maintenance expenses in accordance with IAS 16 / SIC 23 accounting standards. They were funded by €346 million of operating cash flow and €186 million in proceeds from aircraft sales.

Furthermore, Air France benefits from a net cash position of €1.1 billion and credit facilities of €1 billion. During this period, the Group closed a securitization deal involving 16 aircraft which raised €435 million.

The Company’s financial structure improved, with equity of €4.1 billion and a net debt of €2.77 billion. The debt/equity ratio dropped from 0.71 at 31 March 2003 to 0.68 at 30 September 2003, thereby attaining its former level at 30 September 2002.

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

Outlook for the 2003-04 fiscal year : no change in the target for a slightly positive operating income (before aircraft disposals)

October confirmed the upward trend in advance bookings and the resilience of yield. Air France nevertheless decided to step up its cost-savings programme by introducing a new set of contingency measures, which should save a further €60 million in the second half-year. Consequently, subject to unchanged market conditions, Air France maintains its target for a slightly positive operating income (before aircraft disposals) over the full 2003-04 fiscal year.

Furthermore, the Company is working on a new three-year cost-savings plan which will take over from the current “Performance 2003” cost-cutting programme at the end of the fiscal year. The new plan will include the initial effects of the synergy between Air France and KLM, and aims at improving the Company’s economic performance through a 6% reduction in unit costs.

Key Dates

19 November 2003:

Analysts’ meeting at 3 pm (London time)

at the London Underwriting Centre.

Those who are unable to attend the meeting can follow the live webcast of the presentation in London to be held on the same day at 3 pm (London time):

-	Internet address: http://airfrance-h1.momentys.com (password: AFRH1)
-	Conference call number: 44 (0)20 7162 0125 (password: Air France)

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

STATISTICS

	3 months to 30 September			6 months to 30 September
Fiscal 2003-04	2003	2002	Change	2003	2002	Change
Passenger activity
ASK (million)	35,255	33,785	+4.4%	67,142	66,663	+0.7%
RPK (million)	27,544	26,534	+4.5%	51,283	51,534	-0.5%
Load factor	78.1%	78.0%	+0.1 pt	76.4%	77,3%	-0.9 pt
RASK (cts)	7.03	7.41	-5.1%	7.11	7,58	-6.2%
Excl. currency & network mix			+0.3%			-0.5%
RRPK (cts)	9.00	9.49	-5.2%	9.31	9.81	-5.0%
Excl. currency & network mix			+0.2%			+0.7%
Cargo activity
ATK (million)	2,159	2,097	+2.9%	4,166	4,239	-1.8%
RTK (million)	1,316	1,328	-0.6%	2,627	2,713	-3.2%
Load factor	61.0%	63.3%	-2.2 pt	63.1%	64.0%	-0.9 pt
RATK	14.29	14.76	-3.1%	14.75	15.14	-2.6%
Excl. currency			+2.3%			+3.8%
RRTK	23.44	23.31	+0.6%	23.38	23.66	-1.2%
Excl. currency			+6.0%			+5.2%
Unit costs
ESKO (cts)	6.54	6.71	-3.0%	6.77	6.87	-2.1%
Excl. currency & fuel price			-0.8%			+0.8%

Contact: Dominique Barbarin (33) 1 41 56 88 60—dobarbarin@airfrance.fr

Site internet : www.airfrance-finance.com

Warning about Forward-Looking Statements

This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Where to Find Additional Information about the Transaction

The proposed combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities.